UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2024

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II

Caution Regarding Forward-Looking Statements

We make statements in this annual report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this annual report or in the information incorporated by reference into this annual report.

The forward-looking statements included in this annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our Offering;

•	ability to attract and retain Investors to the Platform;

•	risks associated with breaches of our data security;

•
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our Projects and our business;

•	changes in economic conditions generally and the renewable energy and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•
competition from Development Finance Institutions and other investors seeking opportunities to invest in African renewable energy markets may limit our ability to find attractive investment opportunities;

•	defaults under Supporting Contracts (see "Summary of Supporting Contracts" in the Offering Circular);

•	increased interest rates and operating costs;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	our failure to successfully construct, interconnect, operate or maintain the Projects;

•	exposure to liability relating to environmental and health and safety matters;

•	the failure of Projects to yield anticipated results;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	our ability to retain our executive officers and other key personnel of our Manager;

•	the ability of our Manager to source, originate and service our loans;

•	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

•
regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

•
changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

•
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report and the risk that actual results will differ materially from the expectations expressed in this annual report will increase with the passage of time.  We undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this annual report, including, without limitation, those named above and those named under "Risk Factors" in the offering circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report will be achieved.

Item 1. Business

Offices and Employees

The Company's offices are located at 52 Main Street, Chester, CT 06412. The Company itself has no employees. Rather, the Company has engaged the Manager to manage the Company and utilizes employees and services provided by the Manager as described more fully in the section "Directors, Executive Officers & Significant Employees".

Company Overview

Energea Portfolio 3 Africa LLC is a limited liability company, treated as a corporation for tax purposes, organized under the laws of Delaware as of March 11, 2021. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company was created to invest in the acquisition, development, and operations of solar energy projects in Africa (each a "Project"). The Company may also lend money to Development Companies and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan").

The primary sources of revenue for the Company comes from payments made by customers who buy energy from the Projects ("Customers") and borrowers who make principle and interest payments on Loans ("Borrowers"). The Company's profitability depends on generating revenues from Projects and Loans that exceed the operating costs (see "Our Operating Costs and Expenses").

Projects are owned by a special-purpose entity (the "Holdco"). Holdco is organized as a South African limited liability company, the South African equivalent of a U.S. limited liability company. Holdco is a wholly owned subsidiary of the Company.

Investment Strategy

Development Companies

The Company sources its Projects from other companies who specialize in developing solar projects in Africa ("Development Companies"). The Company's relationship with Development Companies can take several different forms. Sometimes a Development Company will not only identify a potential project, but also permit, engineer and construct it. Sometimes the Company will lend money to a Development Company and use solar projects as collateral. Sometimes a Development Company will sell us a Project and exit entirely.

Development Companies are compensated for their work and their risk. This may include a developer fee or a continued economic interest in the Project. The Manager does not currently own a Development Company in Africa and the Company acquires all Projects from unrelated Development Companies. The Manager may stand up or acquire a Development Company if Projects from third parties become overpriced if an exceptional market opportunity presents itself or if deal flow is slow and we require additional development capacity. If the Company were to acquire a Project from a Development Company that is related to the Manager, we will cap the related-party development fee at 5.0% of the overall Project's cost, which we believe is below the standard market rate for developing a Project.

Projects

The Manager reviews Projects submitted by the Development Companies to identify investments that represent the greatest potential risk-adjusted returns. We are specifically searching for Projects in countries with favorable economic conditions, large addressable markets and well-defined renewable energy policies, like South Africa. The Manager has a strong preference for Projects with credible Customers, albeit adjusted for the context of African economies.

The Manager believes the best investment strategy for African markets requires small investments in a broad base of Projects in a concentrated geographic area. The average risk of default by a Customer of a Solar Lease is higher in Africa than it may be in other markets, thus diversification is central to the Company's investment strategy. Placing small investments (<$2,000,000 per Project) will help reduce risk of loss as a whole and increase the level of impact on the local communities and businesses in which we invest. That said, every Project is vetted for its financial credibility by the Investment Committee and only approximately 20% of Projects we've reviewed have qualified for an investment to date.

We primarily invest in Projects with the following characteristics:

•
Power Capacity: We intend to focus on Projects of between 0.1 megawatts and 2 megawatts. (NOTE: The capacity of a solar project is determined in accordance with "standard testing conditions" established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.)

•	Locations: We select locations based primarily on:

o Demand for alternative energy;

o Efficient access for maintenance;

o Easy interconnection points with the electricity grid;

o Strong solar irradiance; and

o Country and state-level policies that enable the development of renewable energy Projects.

•
Right to Site: Some Projects owned by the Company will be installed on Customer's rooftops, while others will be located on remote parcels of real estate. In either scenario, the Company will obtain rights to access the Project to construct and maintain the Project ("Site Access"). For rooftop Projects, Site Access is most-commonly granted through the Solar Lease with the Customer. For Projects on remote real estate, we will either purchase or lease the property to ensure adequate Site Access is obtained.

•
Connecting Projects to the Electric Grid: Most Projects acquired or constructed by the Company will require permission to interconnect to the local electric grid ("Interconnection"). This permission is granted by the local interconnecting utility company through an interconnection agreement and an associated permission to operate. In the case of certain smaller projects, interconnection rights may be granted through national and utility policy and not require an individual interconnection agreement.

•
Our Solar Equipment: We use the same basic equipment used across the solar industry: the solar panels themselves, which turn sunlight into electrical energy; and the inverters, which convert the direct current from the panels to the alternating current used in homes and businesses. However, we buy our equipment only from certain manufacturers known for high quality and financial strength.

•
Country-Level Policies and Environmental Commodities: Some regions in Africa have certain policies to promote the development of renewable energy projects. There are a wide range of policy types that include carbon credits, property and sales tax exemptions, net metering and community solar (referred to as "wheeling" in the South African context). The Company will seek to optimize those country-level policies in order to increase the expected return on investment for Investors which may include transactions with third parties to monetize carbon and renewable energy credits.

Thus, in most cases Investors are not exposed to any Project-level risks until all these conditions are satisfied. However, the Manager might make exceptions for exceptionally promising Projects. The Manager will have sole discretion over whether to acquire or invest in a Project. See "Risks Factors" for more information.

The Company generally plans to acquire and hold Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell Projects in the future, however, the Manager would consider the following factors:

•
Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. With both revenue and most expenses locked in by contract, the cash flow from any Project or portfolio of Projects should be predictable and consistent for as long as 25 years.

•
Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider purchasing on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, a portfolio of Projects might be expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

•
Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the Development Company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in Projects that are already generating positive cash flow, referred to as "stabilization". Thus, the Company may acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

•
Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale of energy into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Loans

The Company provides Loans to Borrowers in Africa. Borrowers are Development Companies. These Loans are designed to finance the development of new solar energy projects while relying on the credit of existing projects that rest on the balance sheet of the Borrower. Each time a new project reaches commercial operation; it contributes to the Borrower's overall collateral which allows the Company to extend additional credit to the Borrower.

•
Loan Issuance: As the Company raises capital through this Offering, the Manager will lend some or all of it to Borrowers each month. Each disbursement is amortized on a separate amortization schedule which adheres to the terms and conditions of the Loan Agreement (see "Summary of Supporting Contracts").

•
Collateral: The Loans are senior debt and collateralized by a pledge of the shares in the Borrower's enterprise which includes solar projects held on the corporate balance sheet. Thus, by serving as the sole lender to each Borrower, the solar projects act as the primary form of collateral. As Loans are issued, the Borrower uses the loan proceeds to develop and construct more projects which are added to the overall collateral calculations.

As the projects achieve commercial operation, offtakers begin to make payments to our Borrower for energy produced by the projects. In some cases, payments from the offtaker to our Borrower are made directly to a segregated trust account. As a condition to close a Loan, the Borrower grants the Company controlling rights to the trust account so that, in the event of a default, the Manager can easily step into the Borrower's cash flow to prevent revenue leakage during a default event.

We believe the Company is particularly well-suited to issue Loans when solar projects act as collateral due to the extensive experience owning and operating solar projects. In the event of a default by a Borrower, the Company can efficiently take possession of the underlying solar assets and the associated cash flow.

•
Loan Management: The Manager which will oversee the performance and compliance of Borrowers and the associated collateral. Their responsibilities include continuous monitoring of construction progress, energy production and cash flows to help ensure that loan terms are met. This oversight also helps mitigate risks associated with project delays and underperformance which could impair the Borrower. Close scrutiny of underlying projects during due diligence and loan servicing also ensures an efficient step-in during a default scenario.

Investment Committee

When we find a Project that meets the fundamental criteria described above, we consider the Project for investment at a multi-disciplinary committee of experienced renewable energy executives of the Manager ("Investment Committee"). As of the date of this Annual Report, the Investment Committee consists of a Managing Partner (Mike Silvestrini), General Counsel (Isabella Mendonca), a Financial Analyst (Arthur Issa) and the Director of Operations and Maintenance (David Rutty). To approve a Project for funding, a unanimous approval of the Project by the Investment Committee is required to move forward. A copy of the memorandum prepared by the Manager for each Project and used by the Investment Committee to make an investment decision is provided to Investors on the Platform and in our filings with the SEC.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in renewable energy in the African market, including individuals, corporations, private funds, and other entities engaged in renewable energy investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous companies with asset acquisition objectives similar to our Manager, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe we are well positioned to compete effectively in each facet of our business, there is enormous competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Our Revenue and Income

The revenue from our Projects and Loans consists primarily of the payments we receive from Customers and Borrowers under their respective agreements. For the fiscal years ended December 31, 2024 and 2023, respectively, the Company's total revenue was $217,122 and $85,420, respectively, which is broken down below:

Revenue Recognition	Amount as of 12/31/2024	Amount as of 12/31/2023
Project Revenue	$195,712	$85,420
Loan Revenue	$21,410	$0

In addition to the revenue described above, the company may also earn additional income from short term treasury investments and gains from the sale of a Project. For the fiscal years ended December 31, 2024 and 2023, respectively, the Company's total other income was $101,953 and $4, respectively, which is broken down below:

Other Income Recognition	Amount as of 12/31/2024	Amount as of 12/31/2023
Short Term Investments	$101,953	$4
Sale of Projects	$0	$0

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with customer
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the customer
Step 5 - Recognize Revenue	At a point in time when the customer is invoiced

Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses, including:

•	banking fees;

•	legal expenses;

•	payments to the Manager for fees and carried interest;

•	payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

•	debt service and transactional payments (where we borrow money at the Company level);

•	accounting expenses

•	annual financial audit expenses;

•	depreciation;

•	U.S. taxes.

The Projects also incur a variety of costs and expenses, including:

•	payments to third parties to operate and maintain the Projects;

•	lease payments to landowners (if applicable);

•	debt service and transactional payments (where we borrow money at the Project level);

•	utilities;

•	property taxes;

•	banking fees;

•	taxes levied in African countries;

•	depreciation;

•	project insurance.

The Company's total operating expenses for the fiscal year ended December 31, 2024 were $212,659.

U.S. and African Taxes

The following summarizes the most significant taxes that will be imposed on the Projects and the Company by countries and localities in Africa, as well as the federal income tax consequences of acquiring Class A Investor Shares. This summary is based on the current tax laws of African jurisdictions, the current U.S. Internal Revenue Code (the "Code"), the current regulations issued by the Internal Revenue Service ("Regulations"), and current administrative rulings and court decisions, all as they exist today. All of these tax laws could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

African Taxes

The Company's Projects could be located in any number of African countries. Each country, and each local governmental units (e.g., states, towns, cities, counties, municipalities, etc.) might include any number of taxes on the Projects and the Company, including but not limited to income taxes, gross receipts taxes, and value-added taxes. In selecting Projects, the Company will take into account any material tax burdens. However, it is impossible to predict the actual tax burden today.

U.S. Federal Income Taxes

Classification as a Corporation

The Company will be treated as a corporation for federal income tax purposes. As a corporation, cash received by Investors will be treated as a combination of return of capital or qualified dividends. Qualified dividends will be taxed at the capital gains tax rate of either 0%, 15%, or 20%, depending on the investor's income tax bracket.

The General Intangible Low-Tax Income ("GILTI") tax on foreign investments is more favorable to our investors under a corporate tax structure as opposed to a partnership, where the tax on international assets would be levied on individuals. Under a partnership an investor would be responsible for 37% of all foreign profits generated from an international investment. A corporate tax structure allows the corporation to realize foreign tax credits. Under this corporate tax reporting structure, the corporate entity would only pay 21% tax on 50% of the foreign profits after foreign tax credits have been applied.

When the Company closes its books each year, it will post a profit/loss for that tax year. In accordance with the IRS, taxable dividends can only result from profit/loss of an "LLC treated as a corporation" which is how the Company is classified. When the Company's profit/loss for the year is less than the total distributions (which is often the case), the remaining distributions get filed in Box 3 of the Investor's 1099-DIV as non-dividend distributions. These distributions are non-taxable and are filed as a return of capital (and subtracted from the basis). When the Investor sells their shares or are bought out at the end of the portfolio's lifespan, the basis is what is used to determine the capital gains or losses realized by the sale of the shares.

Taxation of Dividends

The income of the Company will consist primarily of cash available for distribution ("CAFD") received from the Holdco in the form of a dividend. Because the Holdco is a foreign company, these dividends will be "non-qualified dividends" within the meaning of the Code and therefore subject to tax at ordinary income tax rates ("qualified dividends," including dividends from most U.S. corporations, are subject to tax at preferential rates).

Foreign Tax Credit

The Company, but not the Investors, might be entitled to credits for taxes paid by the Holdco in South Africa.

Sale or Exchange of Class A Investor Shares

In general, the sale of Class A Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale will generally be equal to the difference between the selling price and the Investor's tax basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Class A Investor Shares were held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code section 751, the Investor will recognize ordinary income.

A gift of Class A Investor Shares will be taxable if the donor-owner's share of the Company's debt is greater than his or her adjusted basis in the gifted interest. The gift could also give rise to federal gift tax liability. If the gift is made as a charitable contribution, the donor-owner is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the owner will not be able to offset the entire amount of his adjusted basis in the donated Class A Investor Shares against the amount considered to be realized as a result of the gift (i.e., the debt of the Company).

Transfer of Class A Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the decedent-owner's share of debt exceeds the pre-death basis of his interest. The decedent-owner's transferee will take a basis in the Class A Investor Shares equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of debt. For this purpose, the fair market value will not include the decedent's share of taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceed the basis of his, her, or its Class A Investor Shares. Any such gain generally will be considered as gain from the sale of Class A Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of the Company's income and losses for the taxable year of such Investor that includes December 31st, i.e., the calendar year for individuals and other owners using the calendar year.

Tax Returns and Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his purchase of Class A Investor Shares. The tax returns of the Company will be prepared by accountants selected by the Company.

If the tax returns of the Company are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate our position and such fees would reduce the cash otherwise distributable to Investors.

Each Investor must either report Company items on his or her tax return consistent with the treatment on the information return of the Company or file a statement with his tax return identifying and explaining the inconsistency. Otherwise, the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other U.S. Tax Consequences

The foregoing discussion addresses only selected issues involving federal income taxes and does not address the impact of other taxes on an investment in the Company, including federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Summary of Supporting Contracts

Project Contracts

The Company will cause the Holdco to enter into four (4) main contracts when buying a Project:

•
Purchase and Sale Agreements: When the Manager identifies a project that it believes, in its sole discretion, meets the investment criteria of the Company, it signs a "Purchase and Sale Agreement" to acquire the rights to the Project from a Development Company.

•
Solar Leases: In all cases, the Holdco will sell electricity produced by the Projects to Customers pursuant to a contract we refer to as a "Solar Lease". A typical Solar Lease is a 20-year deal where a lessee rents a solar system, paying a rental rate (fixed or per kWh) that may rise annually, with ownership transferring at the end for minimal cost if terms are met. The lessor handles financing and maintenance, while the lessee secures and uses.

•
Construction Contracts: To build the Projects, the Holdco will hire a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a "Construction Contract."

•	Asset Management Agreements: Holdco will then hire a third party to operate the maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract."

Loan Contracts

The Company will enter into three (3) main contracts when making a Loan to a Borrower:

•
Loan Agreement: The Loan and Security Agreement is a deal where the Lender provides funds to the Borrower up to a specified limit over a set period. The Borrower uses these funds for renewable energy projects and related expenses, repaying each advance with interest over five years. The Borrower grants the Lender a first-priority lien on all its assets as collateral. The agreement includes conditions for advances, default triggers, and remedies for the Lender, with covenants ensuring compliance and asset protection.

•
Collateral Agreements: The Collateral Documents are a collection of agreements and instruments designed to secure obligations under a primary financing arrangement between a borrower and a lender. These documents collectively establish, and perfect the lender's security interests in various assets and equity interests of the borrower and related parties. They include personal guarantees, corporate guarantees, promissory notes outlining repayment terms, and pledge agreements granting the lender priority liens on specified collateral. Supporting resolutions and certificates confirm the borrower's authorization and compliance. The documents address repayment conditions, default remedies, rights over collateral, and proceeds application, ensuring the lender's enforcement capabilities while defining limits on recourse where applicable.

•
Trust Agreement: Some, but not all, Loans will also have a Trust Agreement. In circumstances where the Manager requires more fiscal oversite over a Borrower, we will set up a Trust which will receive all of the Borrowers revenue (usually payments for energy from their customers). Energea will instruct the Trustee to pay principle and/or interest payments owed to the Company prior to distributing the remaining cash to the Borrower for their use in operations. This tactic is especially useful when Borrowers are foreign entities.

Material Legal Proceedings

As of the date of this Annual Report, neither the Company nor the Holdco are currently involved in any material legal proceedings.

Factors Likely to Impact the Performance of the Company
•
Foreign Country: There is an inherent risk when doing business in a foreign country. Foreign country risks include unexpected fees and taxes, unfair contact disputes, policy changes and other risks which may negatively affect estimated IRR.

o     Energea works with local partners who are key to our success in each foreign country. Foreign country risk is highest when we start doing business in a new foreign country and diminishes as we gain experience, diversify our local partnerships and develop best practices for dealing with unique challenges specific to a country.

•	Foreign Exchange Rates: The Solar Leases are paid in South African Rand. Exchange rates could worsen creating reduced dividends to our investors which are paid in U.S. dollars.

o     First, our long-term financial projections include a perpetual weakening of the rand versus the dollar, so we expect a continuation of that phenomena but can tolerate some level of FX softening while still maintaining our targeted returns. Second, the Company has a mixture of rand-denominated solar projects and USD-denominated debt. Interest payments from Loans in USD reduce the Company's overall FX exposure substantially.

•
Load Shedding: Load shedding in South Africa is a measure to balance the electricity supply and demand by intentionally cutting power to certain areas, ensuring the stability of the national grid and preventing a total blackout. Our solar projects must be shut down for safety reasons during these scheduled outages unless a battery is installed.

o     Most of the Projects owned by the Company have battery back-up systems ("BESS") which allow the project to produce revenue even during a load shedding event. Load shedding only effects projects in South Africa and has no impact on our Loans. Furthermore, since the 2024 general election in South Africa, load shedding has been mostly eliminated, and power supply has been much more consistent since.

•
Customer Default: The primary source of revenue from the Projects and Loans in this portfolio will come from long-term Solar Leases and Loans. There is a risk that an entity could default on their Solar Lease or Loan obligations.

o     Energea carefully evaluates the credit risk of the Customers and Borrowers. Several Projects in this portfolio are backed by large multi-national companies, established business with strong credit or large municipalities. Most solar projects in South Africa are relatively small, ensuring that we have many investments across multiple Customers.

•	Theft / Damage: The equipment may be subject to theft or damage which is beyond the Company's control.

o     Energea always carries appropriate insurance to protect against major loss or will take steps to self-insure if needed. We carry property insurance to cover theft or unexpected damage to the equipment as well as business interruption insurance to cover any lost income resulting from a project being down for an extended period of time. Most projects owned by the Company are on Customer rooftops where they enjoy some level of protection. Loans are less exposed to theft and damage losses.

•
Solar Irradiance: Energea forecasts the energy production of each Project based on historical weather patterns. A deviation from historical weather patterns could result in lower-than-expected electrical production and decreased dividends. Projected returns use a P-50 production estimate. P-50 is an estimate of electrical production where there is a 50% statistical probability that the project will produce more electricity and a 50% probability that the project will produce less. This is an industry standard method of weather prediction and production estimating.

o     Diversifying across many projects and different geographical markets helps to mitigate the solar irradiance risk of any one specific Project. Loans also carry a lower exposure to solar irradiance than Project ownership.

•	Construction: There is a risk that the Project could encounter unforeseen delays or costs during the construction phase that could potentially delay dividends and result in a lower-than expected IRR.

o     All Construction Contracts (see summary of "Summary of Supporting Contracts") have liquidated damages clauses. Liquidated damages hold the contractor building the solar Project responsible for any lost revenue resulting from construction delays. The Company has been successful capturing liquidated damages from construction companies in the past when Projects are delayed. The Company also acquires all Projects on a fixed-price basis to limit our exposure to cost overruns during construction.

•	Materials / Equipment: Equipment may fail or break down resulting in lower than anticipated production or unplanned additional operating expenses.

o     Equipment used in the Projects come with warranties (usually for 25 years) that protect against failure or lower than anticipated output. Energea also accounts for degradation in our project models and sets aside a contingency reserve for unforeseen mechanical issues that may arise.

Description of Property

As of the date of this Annual Report, we have acquired fifteen (16) Projects and issued one (1) Loan. The tables below list the total amount the Company invested into each Project and Loan. Please refer to the links in the column labeled "Form 1-U" for the IC Memo which gives in-depth information about each Project (its location, system size, contractors used to construct the Project, etc.) or Loan (interest rate, collateral, Borrower information, etc.) The IC Memos can also be found on the Platform.

The Company owns the following Projects and has issued the following Loans:

Projects Acquired and Owned

Project Name	Acquisition Date	Project Size (AC)	Amount Invested	Form 1-U
Spar Lulekani	04/29/2021	360kW	$23,369	Link
Nhimbi Fresh	04/29/2021	500kW	$24,631	Link
Anchor Foods	11/30/2021	110kW	$109,334	Link
CPOA Avondrust	06/02/2022	150kW	$99,025	Link
CPOA Trianon	06/02/2022	100kW	$163,624	Link
Zandvliet Care Facility	09/12/2022	100kW	$74,999	Link
Baysville	09/12/2022	100kW	$25,000	Link
Connaught Park	11/16/2022	400kW	$411,362	Link
CPOA Quadrant Gardens	05/26/2023	100kW	$90,710	Link
CPOA Constantia Place	10/04/2023	125kW	$115,108	Link
Laerskool Havinga	10/04/2023	100kW	$191,151	Link
Bosmandam High School	10/04/2023	100kW	$148,234	Link
Montagu High School	03/14/2024	100kW	$182,256	Link
CPOA Eventide	02/14/2024	50kW	$98,806	Link
Robertson Voorbereiding	05/13/2024	62kW	$117,306	Link
Swellendam Secondary School	07/10/2024	200kW	$251,494	Link
Total			$2,126,409

Loans Issued

Borrower Name	Closing Date	Maximum Loan Amount	Amount Lent as of 12/31/24	Form 1-U
Hecate Global Renewables	10/25/2024	$20,000,000	$1,429,000	Link
Total			$1,429,000

Item 2. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements"). Unless otherwise indicated, the latest results discussed below are as of December 31, 2024.

Summary of Key Accounting Policies

Investments
For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment
The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•	Indicators of impairment - Consider whether indicators of impairment are present

•
Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset (group) in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•
Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset (group) and recognize an impairment loss if the carrying amount of the long-lived asset (group) exceeds its fair value.

Revenue Recognition
The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•	Step 1: Recognize the contract with the customer

•	Step 2: Specify performance obligations

•	Step 3: Establish transaction price

•	Step 4: Allocate transaction price to performance obligations

•	Step 5: Recognize revenue

Market Outlook and Recent Trends

Exchange Rates Between the South African Rand and the United States Dollar

Immediately following the general election, the rand strengthened. A key factor behind this trend was the formation of a Government of National Unity (GNU), which has been viewed as more business-friendly than other possible election outcomes. This shift led to renewed investor optimism and an influx of foreign investment into South African assets like bonds and equities, boosting the rand's value.

Since then, a confluence of global macro-economic trends has conspired to weaken the rand versus the dollar substantially reflecting a global risk-off sentiment.

However, the rand's trajectory is still subject to global factors, particularly US interest rate cuts and shifts in risk sentiment. Although some anticipate further strengthening of the rand, there is potential for volatility as both domestic and international economic conditions evolve.

Load Shedding

Load shedding in South Africa has significantly declined throughout 2024, with Eskom managing to suspend rolling blackouts for over 170 consecutive days by September. This improvement is due to several factors, including better maintenance of power generation units, strategic use of Open-Cycle Gas Turbines (OCGTs), and the return of several generation units to service. Additionally, the Energy Availability Factor (EAF), which measures the reliability of power plants, improved by about 8.5% compared to 2023, signaling a more stable power grid.

The government's efforts to boost private sector involvement in energy generation, particularly through investments in renewable energy projects and rooftop solar installations, have also played a key role. Furthermore, Eskom has significantly reduced its diesel usage, cutting costs by 75% compared to the previous year. These developments, alongside structural reforms and increased generation capacity have created optimism for a load shedding-free future, with Eskom forecasting continued stability throughout the upcoming summer months (in the southern hemisphere).

Calculating Distributions

The Company intends to make distributions monthly, to the extent the Manager, in its discretion, determines that cash flow is available for distributions. To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

•	Sale of Energy under Solar Leases

•	Sale of Environmental Commodities under Purchase and Sale Agreements for Environmental Commodities

•	Net Proceeds from Capital Transactions
o Originates from the sale or refinancing of Projects
o Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment

•	Liquidated Damages from Construction Agreements
o Penalties paid by EPC Contractors when Projects are delivered behind schedule
o LDs are not booked as revenue but are considered distributable cash flow

•	Interest from Loans

•	Interest from Short-Term Investments

When the Company has distributable cash flow and the Manager determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Cash flow, if any, is distributed to the Investors and the Manager in the following order of priority:

•	First, a preferred return equal to a 7% IRR to Class A Investors (the "Preferred Return").

•	Thereafter, any additional cash flow 70% to the Investors and 30% to the Manager (the "Promoted Interest")

Calculation of Preferred Return

The Manager discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI"). The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Promoted Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes.

Calculation of Promoted Interest

If the Manager determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the Manager will receive a Promoted Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the Manager and the Investors where the Manager will get 30% of the excess and Investors will get 70% of the excess.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on the Projects' net income for the preceding month minus any amounts held back for reserves. Cash flow is first used to pay Project-level operating expenses prior to determining distributable cash flow (as defined below). Cash flow from Projects can be generated in three ways:

•	payment from Customers under Solar Leases;

•	proceeds from the sale or refinance of Projects; and

•	Liquidated Damages under Construction Agreements (see below).

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate.

To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are generally considered a return of capital for U.S. federal income tax purposes and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the Manager has received its Promoted Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions".  In those cases where the Manager does not receive its Promoted Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (70%)	Promoted Interest* (30%)	Class A Investor Distributions**	Cash on Cash Yield***
4/6/21	0.00	0.00	0.00	0.00	0.00	0.00%
4/26/21	0.00	0.00	0.00	0.00	0.00	0.00%
5/21/21	0.00	0.00	0.00	0.00	0.00	0.00%
7/29/21	0.00	0.00	0.00	0.00	0.00	0.00%
8/26/21	0.00	0.00	0.00	0.00	0.00	0.00%
9/23/21	116.81	81.83	34.98	0.00	116.81	0.24%
10/30/21	241.58	169.23	72.35	0.00	241.58	0.50%
11/30/21	101.74	74.35	27.39	0.00	101.74	0.06%
12/24/21	112.23	79.77	32.46	0.00	112.23	0.06%
2021 Total	$572.36	$405.18	$167.18	$0.00	$572.36	0.86%
1/26/22	209.71	148.46	61.25	0.00	209.71	0.08%
2/24/22	120.23	85.33	34.91	0.00	120.23	0.03%
3/29/22	334.48	232.94	101.54	0.00	334.48	0.08%
4/29/22	331.59	236.00	95.59	0.00	331.59	0.07%
5/31/22	938.81	677.23	261.58	0.00	938.81	0.15%
6/30/22	1,084.96	782.66	302.30	0.00	1,084.96	0.16%
7/29/22	913.84	700.28	213.56	0.00	913.84	0.13%
8/27/22	1,119.77	846.48	273.29	0.00	1,119.77	0.14%
9/27/22	1,401.61	1,020.15	381.46	0.00	1,401.61	0.18%
10/27/22	1,801.99	1,280.11	521.88	0.00	1,801.99	0.23%
11/29/22	2,304.20	1,636.87	667.33	0.00	2,304.20	0.26%
12/28/22	3,101.53	2,203.29	898.24	0.00	3,101.53	0.31%
2022 Total	$13,662.72	$9,849.80	$3,812.93	$0.00	$13,662.72	1.82%
1/26/23	3,528.87	2,542.37	887.85	98.65	3,430.22	0.31%
2/24/23	3,995.29	2,847.59	1,032.93	114.77	3,880.52	0.31%
3/27/23	3,605.33	2,603.73	901.44	100.16	3,505.17	0.25%
4/27/23	4,540.45	3,332.65	1,087.02	120.78	4,419.67	0.29%
5/26/23	5,011.38	3,352.25	1,410.26	248.87	4,762.51	0.28%
6/26/23	5,923.70	4,054.70	1,682.10	186.90	5,736.80	0.30%
7/25/23	3,239.31	2,223.81	913.95	101.55	3,137.76	0.16%
8/28/23	2,294.09	1,826.45	467.64	0.00	2,294.09	0.10%
9/27/23	2,759.92	1,863.81	815.46	80.65	2,679.27	0.11%
10/27/23	4,554.37	3,233.48	1,202.01	118.88	4,435.49	0.18%
11/24/23	5,540.10	3,916.42	1,479.42	144.26	5,395.84	0.22%
12/26/23	8,703.84	6,194.69	2,283.32	225.83	8,478.01	0.33%
2023 Total	$53,696.65	$37,991.95	$14,163.40	$1,541.30	$52,155.35	2.84%
1/26/24	7,974.79	5,732.77	2,039.75	202.13	7,772.52	0.28%
2/27/24	14,209.99	10,479.42	3,729.31	0.00	14,208.73	0.47%
3/26/24	13,000.00	9,424.71	3,394.32	178.76	12,819.03	0.40%
4/26/24	13,792.76	10,164.67	3,446.69	181.40	13,611.36	0.41%
5/24/24	14,000.00	10,681.27	3,318.68	0.00	13,999.95	0.39%
6/27/24	14,229.14	11,085.27	3,144.00	0.00	14,229.27	0.38%
7/26/24	13,219.27	10,391.09	2,827.93	0.00	13,219.02	0.33%
8/27/24	18,022.78	13,751.04	3,416.94	854.35	17,167.98	0.43%
9/27/24	16,696.51	12,858.65	3,070.06	767.57	15,928.71	0.37%
10/28/24	22,461.87	17,266.84	4,396.21	779.25	21,663.05	0.47%
11/26/24	30,503.74	24,692.64	5,779.63	0.00	30,472.27	0.63%
12/24/24	33,401.71	27,717.40	5,674.41	0.00	33,391.81	0.66%
2024 Total	$211,512.56	$164,245.78	$44,237.92	$2,963.46	$208,483.70	5.22%
1/24/25	34,979.86	28,885.40	6,094.46	0.00	34,979.86	0.65%
2/25/25	31,193.39	25,797.63	5,395.76	0.00	31,193.39	0.54%
3/27/25	31,675.00	26,113.18	5,561.82	0.00	31,675.00	0.52%
2025 Total	$97,848.25	$80,796.21	$17,052.04	$0.00	$97,848.25	1.71%
TOTAL	$377,292.54	$293,288.92	$79,433.47	$4,504.76	$372,722.38	12.45%

*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Asset Management Fees and Promoted Interest paid to our Manager, see "Compensation of Directors and Executive Officers".

**Note: Class A Investor distributions are equal to the Preferred Return plus and additional cash flow, please see "Calculating Distributions" above for more information.

***Note: Monthly Cash on cash yield values are calculated by dividing the Investor Distributions amount (which also includes distributions to the Manager or its affiliates if they own Class A Investor Shares) by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash on cash yields are calculated by summing all monthly cash on cash yields for the respective year.

Past Operating Results

Since inception, the Company has steadily increased its ownership over a portfolio of commercial and industrial sized solar projects in South Africa. The main Customers for the Company have been schools and a chain of retirement homes called CPOA. We have focused the majority of our Project activity in two major South Africa urban centers: Johannesburg and Cape Town.

While the overall returns we expected from the Projects were negatively impacted by an increase in the frequency of Load Shedding and a weakening of the ZAR (see Market Outlook and Recent Trends). While a weaker ZAR results in lower-than-expected cash flow, and thus, dividend yield, it also creates a favorable investment environment where USD can be used to buy assets, like Projects, at attractive prices.

Some of the Projects we own have now been operational for more than a year and have stabilized their generation behavior, setting the Company on a path of consistent, long-term monthly cash distributions for the next two decades.

Operating Results for Fiscal Years ended December 31, 2024, and 2023

As of December 31, 2024 and 2023, the Company had assets totaling $4,797,390 and $2,577,214, respectively, on its balance sheet, comprised of cash on hand of $1,267,925 and $1,109,421, respectively, property and equipment net of depreciation of $2,041,142 and $1,446,628, respectively, other current assets of $59,323 and $21,165, respectively, and non-current assets of $1,429,000 and $0, respectively. The Company's total liabilities and members' equity was $4,797,390 and $2,577,214, respectively. Liabilities totaled $34,975 and $164,829, respectively and equity owned by the Investors totaled $4,762,415 and $2,412,385, respectively.

The significant increase in assets and liabilities, was due to the escalation of investments to complete the Projects under construction and the increase of capital raised from Investors.

For the fiscal years ended December 31, 2024 and 2023, the Company generated revenue of $217,122 and $85,420, respectively. This significant increase was primarily driven by the Projects CPOA Constantia Place, CPOA Eventide, Bosmansdam, Montagu High School, Laerskool Havinga, Robertson Voorbereiding School, and Swellendam School which began generating revenue in 2024.

As of December 31, 2024 and 2023, the Company's total operating expenses were $212,659 and $86,692, respectively, including professional fees, advertising and marketing, software subscription, taxes, depreciation, and other general and administrative expenses. The increase in operating expenses was due to the addition of Projects being turned on.

For the fiscal year ended December 31, 2024, the Company's net income from operations was $4,463, compared to a loss in 2023 of $1,272. In addition, total other income in 2024 amounted to $107,349, compared to other expenses of $8,558 in the prior year. Provision for income taxes in 2024 was $33,551 and $0 in 2023. As a result, the Company achieved a total net income of $78,261 for 2024, reversing the net loss of $9,830 incurred in 2023. Unrealized foreign currency exchange loss for the years ended December 31, 2024 and 2023 was $363 and $0, respectively.

The Company experienced a significant increase in revenue in 2024, primarily due to increased investment in solar energy Projects and the issuance of the Company's first Loan.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis. Neither the Company nor the Projects currently have any loans.

Liquidity and Capital Resources

We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the Manager and from undistributed funds from our operations. As of December 31, 2024, the Company had $1,267,925 of cash on hand and equivalents, which will be used to complete the acquisition of new Projects approved by the Investment Committee or issuance of new Loans.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with GAAP rules.

Item 3. Directors, Executive Officers & Significant Employees

Names, Positions, Etc.

The Company itself has no officers or employees. The individuals listed below are the Managing Partners, Executive Officers, and Significant Employees of Energea Global, the Manager of the Company.

Name	Position with Manager	Age	Term of Office	Approximate Hours Per Week If Not Full Time (1)
Executive Officers
Mike Silvestrini	Managing Partner	43	01/01/2017 - Present	Full Time
Gray Reinhard	Managing Partner	39	01/01/2020 - Present	Full Time

Significant Employees
Isabella Mendonça	General Counsel	32	10/02/2020 - Present	Full Time
Arthur Issa	Financial Analyst	29	05/23/2018 - Present	Full Time
Tyler Hurlburt	Director of Investment Relations	45	11/03/2020 - Present	Full Time
Marta Coelho	Controller	51	12/07/2018 - Present	Full Time
Dave Rutty	Director of Construction	34	06/13/2022 - Present	Full Time
Kathy Koser	Director of Compliance	43	08/01/2021 - Present	Full Time

(1) The above listed employees do not record specific hours to each Company managed by Energea Global. Rather, the employees focus their full-time and energy to each Project, portfolio, or process as needed. The Manager cannot estimate number of hours per week spent managing this or any particular Company as the employees are salaried. The work required to manage the Company and other companies managed by Energea Global changes from time to time depending on the number and frequency of Projects resulting from the amount they raise in each Offering. As the companies grow, dedicated staff are brought in to exclusively manage a specific company. As of December 31, 2024, there are no staff members exclusively dedicated to the Company and it is managed by the Manager's executive team and certain significant employees.

Family Relationships

Marta Coelho, the Manager's Controller, is the sister-in-law of Mike Silvestrini, the Managing Partner. There are no other family relationships among the executive officers and significant employees of the Manager.

Ownership of Related Entities

Energea Global, the Manager of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut.

Business Experience

Mike Silvestrini

Mike is an accomplished professional with a strong commitment to renewable energy and environmental sustainability. He has played a key role in the development of over 500 solar projects across the United States, Brazil, and Africa, contributing to the global transition to clean energy.

Since 2017, Mike has been the Co-Founder & Managing Partner at Energea Global LLC. In his capacity as Co-Founder & Managing Partner of the Manager, Mike is a director of the Investment Committee which determines the investment strategy for the Company. To date, Energea Global manages 3 funds formed to acquire and operate solar power projects: the Company, Energea Portfolio 2 LLC, and Energea Portfolio 4 USA LLC. See "Other Solar Energy Funds" below for the status of each fund's offerings.

Since 2015, Mike has served as a Board Member of the Big Life Foundation, an organization dedicated to preserving over 1.6 million acres of wilderness in East Africa. Through community partnerships and conservation initiatives, Big Life protects the region's biodiversity and promotes sustainable practices.

From 2008 to 2017, Mike co-founded and served as the CEO of Greenskies Renewable Energy LLC, a leading provider of turnkey solar energy services. His expertise contributed to the development, financing, design, construction, and maintenance of solar projects across the United States. Notably, he was involved in solar installations on Target Corporation stores and distribution centers, as well as capped landfills throughout the northeast region of the U.S.

Mike's track record in renewable energy, his involvement in hundreds of solar projects worldwide, and his dedication to environmental sustainability position him as a driving force in the global effort to combat climate change.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several Fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Prior to joining Energea in January 2020, Gray served as the CTO of Dwell Optimal Inc. which assists businesses providing employees with travel accommodations.

Gray studied at Princeton University.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy group, working in regulatory, contractual and corporate matters related to renewable energy project development.

From 2016 until she joined Energea Global, Isabella was an associate in the corporate and securities practice at Mayer Brown in the Rio de Janeiro office.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago.

Arthur Issa

Arthur Issa was one of the first employees at Energea Global, starting in May, 2018. Over the course of his career in Energea, has participated in the successful closing process of more than 100 MW worth of project installed capacity and their financial management, totaling an AUM of more than $100mm. Arthur is responsible for keeping track of all matters related to Corporate and Project Finance at Energea Global, through detailed financial modelling, reporting and cash flow management, maximizing efficiency in the Company's decision-making process with reliable analytics Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil.

Tyler Hurlburt

From 2006 until he joined the Energea Global team, Tyler Hurlburt was a licensed Wealth Manager at Fortune 500 firms including Ameriprise, Prudential, Wells Fargo and TIAA. Tyler managed over $500M in client's assets in previous role at TIAA. He has over 20 years' experience within the financial service industry, as well as extensive experience in portfolio management, risk mitigation, tax, and estate planning. Tyler holds a MBA with honors from Saint Joseph's University.

Marta Coelho

Since its inception in 2018, Marta Coelho has served as the Controller at Energea Global, bringing with her a wealth of experience and expertise in finance and accounting. As the global Controller, Marta plays a crucial role in managing all financial aspects, including account management, taxation, and audits, for Energea Global's diverse range of operating entities and projects across Africa, Brazil, and the USA.

Dave Rutty

Dave is a highly experienced electrician with over 12 years of expertise in building and maintaining solar projects. At Energea Global, he plays a vital role in overseeing construction and maintenance processes across all markets. Dave's extensive experience brings a culture of expertise, meticulousness, and safety to our emerging markets.

From 2020 to 2022, Dave served as a Managing Partner at SRES, a solar contracting company based in the northeastern U.S. Prior to that, Dave was served as the Vice President of Operations and Maintenance at Greenskies Renewable Energy LLC.

Kathy Koser

Kathy is a pivotal manager at Energea, overseeing insurance, compliance, and human resources with exceptional skill. Kathy expertly evaluates insurance needs, formulates comprehensive policies, and collaborates with external providers to secure optimal coverage. Her deep understanding of compliance, particularly regarding Regulation A Tier II offerings, strengthens Energea's adherence to regulatory requirements. Additionally, Kathy's effective human resources management fosters a positive work environment, promoting productivity and employee satisfaction.

From 2018 to 2021, Kathy was an account associate and executive assistant for the sales team at RoomReady, an AV and technology services company.

Legal Proceedings Involving Executives and Directors

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Other Solar Energy Funds

Energea Global, the Manager of the Company, is also the manager of two other funds formed to acquire and operate solar power projects, each of which is conducting an offering under Regulation A:

•	Energea Portfolio 2 LLC ("Portfolio 2"), which was formed to acquire and operate projects located in Brazil with residential and small business customers.

•	Energea Portfolio 4 USA LLC ("Portfolio 4"), which was formed to acquire and operate projects located in the United States.

The status of each of the Company's, Portfolio 2's and Portfolio 4's current and prior offerings, as of December 31, 2024, is below:

	Energea Portfolio 2 LLC	Energea Portfolio 3 Africa LLC	Energea Portfolio 4 USA LLC
Date of Prior Offering Qualification	08/13/2020	08/2/2021	07/01/2021
Offering Amount Raised Through 12/31/24*	$22,061,519.49	$5,152,094.63	$4,753,234.65
Solar Projects Owned	Thirteen	Sixteen	Four
Prior Offering Status	Terminated	Terminated	Terminated
Current Maximum Offering Amount	$50,000,000	$50,000,000	$50,000,000
Date of Current Offering Qualification	06/06/2024	06/17/2024	06/26/2024
* Gross of stock issuance costs

Compensation of Directors and Executive Officers

Overview

Our Manager is compensated as follows:

•	They receive fees and other compensation, including for services provided;

•	They may invest alongside Investors and, if so, will receive the same distributions as Investors;

•	They receive the Promoted Interest; and

•	They receive interest on loans to the Company.

The Company itself does not have any employees or payroll. The executive officers and employees of our Manager are compensated directly by the Manager from the fees and Promoted Interest paid to the Manager by the Company.

Fees and Other Compensation

Type of Fee	Description
Reimbursement of Organization, Offering and Marketing Expenses	The Company must reimburse the Manager for expenses the Manager incurs in connection with the Offering before the Offering Circular is qualified by the SEC.

Asset Management Fees	The Manager will charge the Company a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested in the Company.

Promoted Interest	See "Promoted Interest" below

Developer Fees
The Manager might originate and develop Projects that are acquired by the Company. If so, the Manager shall be entitled to compensation that is no greater than 5.0% of the Project's cost.

The amount of the developer fee will depend on the number of Projects the Manager develops for the Company and their cost. We cannot make a reasonable estimate at this time.

Interest on Loans
The Manager might lend to the Company to fund the acquisition or investment in Projects or for other purposes. Such a loan will bear interest at market rates.

The amount of interest will depend on the amount and term of any such loans.

O&M and Credit Management Services	Energea may provide O&M services to the Projects owned by the Company at market rates.

Co-Investment

The Manager and its affiliates might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Investors. If such investment is made to facilitate the Company's acquisition of or investment in Projects before there are sufficient offering proceeds, the Manager will be entitled to redeem its Class A Investor Shares from additional Offering proceeds as they are raised.

Promoted Interest

As described in "Calculating Distributions", the Manager is entitled to receive certain distributions from the Company that we refer to as the Manager's "Promoted Interest." How much money the Manager ultimately receives as a Promoted Interest depends on several factors, including:

•	The total returns the Company is able to achieve;

•	When those returns are achieved;

•	When the Company distributes money to Investors; and

•	The amount of expenses the Company incurs.

Reporting Compensation to Investors

No less than once per year, the Company will provide Investors with a detailed statement showing:

•	The fees paid to the Manager and its affiliates; and

•	Any transactions between the Company and the Manager or its affiliates.

In each case, the detailed statement will describe the services performed and the amount of compensation paid.

Stages of Development

The stages of the Company's organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage of Company	Compensation
Organization of Company	• Reimbursement of Expenses

Acquisition of Projects	• Asset Management Fee
• Developer Fee
• Interest on Loans

Operation of Projects	• Asset Management Fee
• Promoted Interest
• O&M Service Fees

Sale of Projects	• Asset Management Fee
• Promoted Interest

Item 4. Security Ownership of Manager and Certain Securityholders

The individuals named below, as well as other employees of the Manager may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

The following table sets forth the approximate beneficial ownership of our Class A Investor Shares as of December 31, 2024, for each person or group that holds more than 10.0% of our Class A Investor Shares, and for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership Acquirable	Percent of All Shares
Energea Global LLC	12,381	N/A	0.2884%
Michael Silvestrini	51(3)	N/A	0.0012%
Christopher Sattler	78(3)	N/A	0.0018%
Gray Reinhard	61	N/A	0.0014%
All directors and executive officers of our Manager as a group (3 persons)	190	N/A	0.0044%
	-		-

(1)
Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 52 Main Street, Chester, CT 06412.
(3)
Includes shares beneficially owned by Energea Global LLC, under the control of its Class A Shareholders. Notably, Michael Silvestrini and Chris Sattler, as the largest principal shareholders, hold 41.33% and 32.24% of the shares of Energea Global LLC, respectively.

Item 5. Interest of Management and Others in Certain Transactions

The Company might enter into other transactions with related parties. If so, any compensation paid by the Company to the related party shall be (i) fair to the Company, and (ii) consistent with the transaction that would be paid to an unrelated party.

By "related party" we mean:

•	The Manager or a subsidiary of the Manager;

•	Any director, executive officer, or significant employee of the Company or the Manager;

•	Any person who has been nominated as a director of the Company or the Manager;

•	Any person who owns more than 10% of the voting power of the Company or the Manager; and

•	An immediate family member of any of the foregoing.

As of the date of this report, the Company has entered into transactions with related parties as set forth below:

•
Credit Advance: The Company entered into several credit advances from the Manager to accelerate the availability of capital needed to make certain small payments. These amounts are recorded as due-to/due-from transactions and no interest is charged to the Company for these advances.

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors Report

To the Members of
Energea Portfolio 3 Africa LLC

Opinion
We have audited the accompanying consolidated financial statements of Energea Portfolio 3 Africa LLC (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income/(loss), changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energea Portfolio 3 Africa LLC as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Hartford, Connecticut
April 29, 2025

Balance Sheets

	2024	2023
Assets
Current assets:
Cash and cash equivalents	$ 1,267,925	$ 1,109,421
Accounts receivable	44,838	19,614
Other current assets	14,485	1,551
Total current assets	1,327,248	1,130,586

Property and equipment, net:
Construction in progress	-	454,494
Property and equipment	2,126,409	1,022,054
Total property and equipment	2,126,409	1,476,548
Less accumulated depreciation	(85,267)	(29,920)
Total property and equipment, net	2,041,142	1,446,628

Other noncurrent assets:
Loan receivable	1,429,000	-

Total assets	$ 4,797,390	$ 2,577,214

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 1,230	$ 158,129
Due to related entity	194	6,700
Total current liabilities	1,424	164,829

Noncurrent liabilities:
Deferred tax liability	33,551	-
Total noncurrent liabilities	33,551	-

Total liabilities	34,975	164,829

Members' equity	4,762,415	2,412,385

Total liabilities and members' equity	$ 4,797,390	$ 2,577,214

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Operations

	2024	2023

Revenue:
Equipment rental agreements	$ 195,712	$ 85,420
Loan interest	21,410	-
Total revenue	217,122	85,420

Portfolio operating expenses:
Depreciation	55,347	29,920
Professional fees	26,097	18,875
Administrative fees	46,630	17,029
Legal	69,093	7,277
Management fees	4,255	1,541
Operation and maintenance	345	-
Regulatory	8,210	11,891
Rent	535	-
Other general and administrative expenses	2,147	159
Total portfolio operating expenses	212,659	86,692

Net income/(loss) from operations	4,463	(1,272)

Other income/(expense):
Realized foreign currency loss	(593)	(1,055)
Interest expense	(178)	(240)
Interest income	101,953	4
State taxes refund/(expense)	6,167	(7,267)
Total other income/(expense)	107,349	(8,558)

Net income/(loss) before income taxes	111,812	(9,830)

Provision for income taxes	(33,551)	-

Net income/(loss)	$ 78,261	$ (9,830)

Other comprehensive loss:
Unrealized foreign currency exchange loss	(363)	-

Comprehensive income/(loss)	$ 77,898	$ (9,830)

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Changes in Members Equity

	Common Shares		Investor Shares		Accumulated Earnings/(Deficit)	Accumulated Other Comprehensive Loss	Total Members' Equity
	Shares	Amount	Shares	Amount

Members' equity, January 1, 2023	1,000,000	$ -	943,189	$ 976,387	$ (28,925)	$ -	$ 947,462

Issuance of investor shares, net of issuance costs of $29,341	-	-	1,316,255	1,526,907	-	-	1,526,907
Distributions	-	-	-	(52,154)	-	-	(52,154)
Net loss	-	-	-	-	(9,830)	-	(9,830)

Members' equity, December 31, 2023	1,000,000	-	2,259,444	2,451,140	(38,755)	-	2,412,385

Issuance of investor shares, net of issuance costs of $87,358	-	-	2,033,383	2,480,616	-	-	2,480,616
Distributions	-	-	-	(208,484)	-	-	(208,484)
Net income					78,261		78,261
Unrealized foreign currency translation loss	-	-	-	-	-	(363)	(363)

Members' equity, December 31, 2024	1,000,000	$ -	4,292,827	$ 4,723,272	$ 39,506	$ (363)	$ 4,762,415

* The accompanying notes are an integral part of the consolidated financial statements.

Statements of Cash Flows

	2024	2023

Cash flows from operating activities:
Net income/(loss)	$ 78,261	$ (9,830)
Depreciation	55,347	29,920
Changes in assets and liabilities:
Accounts receivable	(25,224)	(19,615)
Other current assets	(12,934)	25,246
Accounts payable and accrued expenses	(156,886)	155,044
Deferred tax liability	33,551
Due to/from related entities	(6,611)	(7,800)
Total cash flows from operating activities	(34,496)	172,965

Cash flows from investing activities:
Increase in loan receivable	(1,429,000)	-
Purchases of property and equipment	(649,861)	(545,204)
Total cash flows from investing activities	(2,078,861)	(545,204)

Cash flows from financing activities:
Proceeds from issuance of investor shares	2,567,974	1,556,248
Investor shares issuance costs	(87,358)	(29,341)
Distributions	(208,484)	(52,154)
Total cash flows from financing activities	2,272,132	1,474,753

Effect of exchange rate changes on cash	(271)	-

Increase in cash	158,504	1,102,514

Cash at the beginning of the period	1,109,421	6,907

Cash at the end of the period	$ 1,267,925	$ 1,109,421

* The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 3 Africa LLC is a Delaware Limited Liability Corporation (the "Company") formed to invest in the acquisition, development, and operation of a portfolio of solar energy projects ("Projects") in Africa. The Company is managed by Energea Global LLC (the "Manager"). The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering (the "prior offering") of its Class A Investor Shares pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended, for the purpose of raising capital to fund ongoing Project development activities. Through December 31, 2024, the Company raised $4,723,272, net of $153,950 share issuance costs, from the prior offering. The Company may in the future offer additional Class A Investor Shares in a new offering pursuant to Regulation A.

To date, the Company has invested in 16 projects. In some cases, it acquired entire projects, while in others, it purchased fractional shares, known as "solar cells," through its partnership with The Sun Exchange (SA) Bewind Trust ("Sun-Ex"). When the Company buys solar cells from a project, it retains overall control through negative covenants that enable it to manage financing, sales, and the replacement of the asset manager, even if it only owns a small percentage of the solar cells.

At the end of 2024, the Company decided to restructure its investment strategy in South Africa by terminating its agreements with Sun-Ex. It established a wholly owned subsidiary, Energea Portfolio Holdco (PTY) Ltd, to take direct management of its assets. Through this subsidiary, Energea Portfolio 3 Africa will have complete ownership of the projects and the associated rights under the EPC and Solar Lease Agreements. Consequently, the Cell Owner Agreements and related services with Sun-Ex were terminated, effective February 1, 2025.

Basis of presentation

The consolidated financial statements include the accounts of the Company, and its subsidiary, and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation
The consolidated financial statements include the financial statements of the Company, and its wholly owned subsidiary. The accounting policies of the Company's subsidiary are consistent with the Company's accounting policies and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Property and Equipment

Property and equipment consist of solar cell units. The Company accounts for these investments in solar cell units under ASC 360. These solar cell units are carried at cost, net of accumulated depreciation. Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When the property and equipment are sold or retired, the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the accompanying statements of operations. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which is 30 years for the Projects.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of the Projects when events and circumstances warrant such a review. Under ASC 360, the carrying value of the Projects is considered impaired when its anticipated undiscounted cash flows are less than its carrying value. A loss is then recognized based on the amount by which the carrying value exceeds the fair value of the asset. The Company has not recognized any impairment losses on any of its property and equipment for the years ended December 31, 2024 or 2023.

Revenue recognition

According to Accounting Standards Codification (ASC 606-10-50), revenue is recognized when control of the promised goods or services is transferred to customers, reflecting the consideration the Company's expects to receive in exchange for those goods and services. In the Company case, the promised goods and services consist of the delivery of energy commodities and the electricity generated by the Projects.

Revenue from customer contracts is generated solely from the sale of energy commodities and electricity produced by the Projects. For these sales, the Company recognizes revenue as energy commodities and electricity are delivered, aligning with the amounts billed to customers according to the rates defined in the respective contracts. The billed amounts reflect the value of the commodities or energy delivered. Revenues not yet earned under these contracts, which have maturity dates between 2043 and 2044, will fluctuate based on the volume of commodities or energy delivered. Customers typically receive monthly bills, with payment due within 15 days. Customer contracts include a fixed rate associated with electricity produced under power purchase agreements. As of December 31, 2024, and 2023, the Company anticipates recording $8,600,000 (unaudited) in revenue related to the fixed-rate components of these contracts as electricity is generated over the remaining terms.

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Loans Receivable and Current Expected Credit Losses

Loans are stated at unpaid principal balances. Interest on loans is credited to operations based upon the principal amount outstanding on the accrual basis.

The Company issues private debt to a variety of corporate borrowers and is exposed to credit risk arising from the potential inability of these borrowers to meet their contractual obligations. The Company assesses expected credit losses ("ECL") on financial assets measured at amortized cost in accordance with ASC 326.

Credit risk is actively monitored on an ongoing basis at both the individual borrower level and the portfolio level. The Company conducts comprehensive due diligence at origination and applies a structured credit approval process. Post-origination, the creditworthiness of each borrower is reassessed quarterly based on updated financials, operational performance, covenant compliance, and macroeconomic developments.

Significant increase in credit risk is assessed based on qualitative factors (e.g., negative outlook, industry stress), quantitative metrics (e.g., leverage ratios, payment history), and borrower-specific events (e.g., covenant breaches).

ECLs are measured using a probability-weighted approach based on two key components:

•	Probability of Default (PD

•	Loss Given Default (LGD)

Forward-looking macroeconomic factors are incorporated into the model, including GDP growth, interest rates, and sector-specific risks.

Loans are written off when there is no reasonable expectation of recovery, typically after all collection efforts have been exhausted and the asset has been fully impaired.

Comprehensive Income/(Loss)

GAAP requires the reporting of "comprehensive income/(loss)" within general purpose consolidated financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the years ended December 31, 2024 and 2023, the Company had foreign currency exchange losses relating to currency translation from the South African Rand to the U.S. dollar reported as other comprehensive loss.

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company evaluated and concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements.  Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes.  The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Exchange Transactions

Revenue is transacted in the local currency, South African Rand (ZAR), and are recorded in U.S. dollars translated using the exchange rate of the last day of each period. Realized exchange gains and losses are netted against revenue on the accompanying statement of operations. Realized translation losses for the years ended December 31, 2024 and December 31, 2023 were $(593) and $(1,055), respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassification

Certain reclassifications were made to the 2023 financial statements to conform with the 2024 presentation.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events and transactions through April 29, 2025, the date on which the consolidated financial statements were available to be issued.

Note 2 - Property and Equipment

On March 20, 2021, the Company entered into a cell owner agreement with Sun-Ex for 1.74% of the cell units in the Project Nhimbe Fresh Packhouse & Cold Store for an aggregate purchase price of $24,631.

On April 3, 2021, the Company entered into a cell owner agreement with Sun-Ex for 6.72% of the cell units in Project SPAR Lulekani for an aggregate purchase price of $23,369.

On November 29, 2021, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in the Project Anchor Foods for an aggregate purchase price of $109,334.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Trianon Retirement Village for an aggregate purchase price of $163,624.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 46.39% of the cell units in Project CPOA Avondrust Court for an aggregate purchase price of $99,025.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 25.98% of the cell units in Project Baysville School of Skills for an aggregate purchase price of $25,000.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 74.54% of the cell units in Project Zandvliet Care Facility for an aggregate purchase price of $74,999.

On December 1, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Connaught Business Park for an aggregate purchase price of $411,361.

On May 27, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Quadrant Gardens for an aggregate purchase price of $90,710.

On September 28, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Laerskool Dr Havinga for an aggregate purchase price of $191,151.

On October 04, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Constantia Place for an aggregate purchase price of $115,108.

On December 14, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Hoerskool Bosmansdam for an aggregate purchase price of $148,234.

On February 14, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Eventide for an aggregate purchase price of $98,806.

On March 14, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Montagu High School for an aggregate purchase price of $182,256.

On May 13, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Robertson Voorbereiding School for an aggregate purchase price of $117,306.

On July 10, 2024, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Swellendam Secondary School for an aggregate purchase price of $251,494.

The Company's property and equipment as of December 31, 2024 and 2023, is outlined in the following roll-forward summary:

	2024	2023

Beginning property and equipment	$ 1,476,548	$ 931,344
Additions	649,861	545,204
Ending property and equipment	2,126,409	1,476,548

Beginning accumulated depreciation	29,920	-
Depreciation	55,347	29,920
Ending accumulated depreciation	85,267	29,920

Property and equipment, net	$ 2,041,142	$ 1,446,628

The Company's property and equipment consisted of the following as of December 31, 2024 and 2023:

Project Name	2024	2023
Anchor Foods	$ 109,334	$ 109,334
Baysville School	25,000	25,000
Connaught Park	411,362	411,362
CPOA Avondrust	99,024	99,025
CPOA Constantia Place	115,109	115,109
CPOA Eventide	98,806	-
CPOA Quadrant Gardens	90,710	90,710
CPOA Trianon	163,624	163,624
Hoerskool Bosmandam	148,234	148,234
Montagu High School	182,256	-
Laerskool Dr Havinga	191,151	191,151
Nhinbe Fresh	24,631	24,631
Spar Lulekani	23,369	23,369
Zandvliet Care Facility	74,999	74,999
Robertson Voorbereiding School	117,306	-
Swellendam Secondary School	251,494	-
TOTAL	$ 2,126,409	$ 1,476,548

Note 3 - Loan Agreements

In December 2024, the Company entered into a $20 million loan agreement with Hecate Global Renewables (HGR), a renewable energy developer specializing in utility-scale solar projects in Africa. This loan is structured to provide phased advances to HGR that are contingent upon the achievement of specific project milestones, facilitating HGR's transition from a developer to an independent power producer (IPP).

The loan features a fixed annual interest rate of 13.5%, with repayment terms that include monthly interest payments and a full principal repayment at the end of the five-year term in December 2029. To secure the loan, HGR pledged its assets, including equity ownership in its subsidiaries, and granted a first-priority lien on these assets, complemented by a personal guaranty of $3 million from an owner of HGR.

Further risk mitigation is achieved through a pledge of equity from HGR's parent company, Hecate Holdings LLC, as well as individual stakeholders. The Company also established step-in rights that enable it to take control of HGR's operations in the event of default. The loan agreement is formalized through a Secured Promissory Note, which outlines HGR's repayment obligations and confirms the robust protection afforded to the Company through the first-priority lien on HGR's assets.

As of December 31, 2024, the Company has provided loan advances totaling $1,429,000 to Hecate Global Renewables and has recognized $21,410 in revenue related to the loan.

Note 4 - Related Party Transactions

The Company has transactions between related companies from time to time. On December 31, 2024 and 2023, the Company had $194 and $6,700, respectively, payable to a related entity, which is included in due to related entity on the accompanying consolidated balance sheets.

Note 5 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of December 31, 2024 and 2023, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 500,000,000 investor shares, which as of December 31, 2024 and 2023, 4,292,827 and 2,259,444, respectively, are issued and outstanding. The investor shares represent membership interests in the Company.

Note 6 - Income Taxes

Income tax expense is comprised of the following for the years ended December 31, 2024 and 2023:

	2024	2023
Federal:
Current	$ -	$ -
Deferred	23,256	(2,028)
	23,256	(2,028)
State:
Current	-	-
Deferred	20,143	(31)
	20,143	(31)
Income tax expense/(benefit) before valuation allowance	43,399	(2,059)
Change in valuation allowance	(9,848)	2,059
Net income tax expense	$ 33,551	$ -

A reconciliation of the US Federal and Connecticut statutory rate to our effective income tax rate is shown in the table below for the years ended December 31, 2024 and 2023:
	2024	2023

Statutory rate applied to pre-tax income - Federal	21.00%	-21.00%
Statutory rate applied to pre-tax income - State	18.19%	-0.32%
Permanent differences - penalties	0.00%	0.37%
Change in valuation allowance	-9.18%	20.95%
Effective tax rate/(benefit)	30.01%	0.00%

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards and the temporary difference between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The Company's deferred tax assets mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation). At December 31, 2024 and 2023, the Company had federal NOL carryforwards totaling $962,643 and $38,584, respectively. At December 31, 2024 and 2023, the Company had state NOL carryforwards totaling $617,619 and $31,367, respectively. The state NOL carryforwards are subject to a 50% taxable income limitation.

The Company reduces the carrying amounts of deferred tax assets if, based on the evidence available, it is more-likely-than-not that such assets will not be realized. At December 31, 2024 and 2023, the Company's deferred tax assets consist of NOL carryforwards of $227,487 and $9,848, respectively. At December 31, 2024 and 2023, the Company's deferred tax liability consists of depreciation differences of $261,038 and $-0- respectively.  At December 31, 2024 the Company had net deferred tax liabilities totaling $33,551 and at December 31, 2023 the Company had net deferred tax assets totaling $9,848, which were reduced by a full valuation allowance.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31 2024 and 2023, the change in valuation allowance was $(9,848) and $2,059, respectively.

Item 8. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 4, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 12, 2021(incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 3, 2024)
2.3**	Authorizing Resolution of the Company dated April 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2C to the Company's Form 1-A filed January 4, 2024).
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024).
4**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1A-4 to the Company's Form 1-A filed January 4, 2024).
6.1**	Investor Services Agreement between the Company and Sun Exchange (incorporated by reference to the copy thereof filed as Exhibit 1A-6A to the Company's Form 1-A filed January 4, 2024).
6.2**	Cell Owner Agreement between the Company and The Sun Exchange (SA) Bewind Trust (incorporated by reference to the copy thereof filed as Exhibit 1A-6B to the Company's Form 1-A filed January 4, 2024).
11.1**	Consent of Independent Auditor (Whittlesey PC) dated June 5, 2024
11.2**	Consent of Goodwin Procter (included in Exhibit 12)
12**	Legal opinion of Goodwin Procter
** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Manager

Energea Global LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Managing Partner

Date: April 29, 2025